March 26, 2008

John M. Hartz
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re: United States Steel Corporation Form 10-K for the fiscal year ended December 31, 2007
     Filed February 27, 2008
     File No. 1-16811
     -------------------------------------------------------------------------

Dear Mr. Hartz:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR A PORTION OF THIS LETTER PURSUANT TO 17 C.F.R. Section 200.83. WE HAVE INDICATED WHERE WE HAVE OMITTED CONFIDENTIAL INFORMATION THAT WAS INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATE FINANCE.

This is in response to your letter of March 14, 2008 regarding the subject filing.

U. S. Steel is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.

Form 10-K for the year ended December 31, 2007
----------------------------------------------

Management's Discussion and Analysis, page 46
---------------------------------------------

     1. We note your discussion of the segment results for Flat-rolled, USSE, and Tubular on pages 53-55, including the fact that each of these segments' income decreased during 2007. For example, you disclose on page 53 that the decrease in Flat-rolled's segment income in 2007 compared to 2006 was "mainly due to higher raw materials, repair and maintenance, outage and labor costs; lower shipments excluding USSC; and operating losses at USSC primarily due to curtailed iron and steelmaking operations as a result of unplanned blast furnace outages. These were partially offset by increased average realized prices and lower costs for profit-based payments." In future filings, please quantify the effects of the various sources you have identified that have contributed to such decreases. Pursuant to Item 303(a)(3)(ii) of Regulation S-K, you should describe any known trends or uncertainties that have had or that you reasonably expect will have a material unfavorable impact on revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, you should disclose the change in the relationship.

          Response: U. S. Steel discloses results for the key business drivers of raw steel production and shipments, average price per ton and raw steel capability utilization, as applicable for each segment. There are also several cost elements that affect results. In future filings, U. S. Steel will set forth quantifiable estimates of the major factors that contribute to significant increases or decreases in income to the extent those factors are reasonably quantifiable. In addition, pursuant to Item 303(a)(3)(ii) of Regulation S-K,
                    U. S. Steel will continue to describe any known trends or uncertainties that have had or that U. S. Steel reasonably expects will have a material unfavorable impact on revenues or income from continuing operations, and will describe the change in relationship between costs and revenues arising from any events causing a material change in such relationship. We will quantify such effects to the extent that they are reasonably quantifiable.

     2. We note your statement on page 26 that major production curtailments and escalated costs in Serbia have reduced profit margins and may do so in the future, as well as your statement on page 28 that USSE's shipments in the fourth quarter of 2007 were reduced by outbound rail transportation service disruptions. To the extent material in future filings, please quantify the impact of these unfavorable conditions in your MD&A so that readers can better understand and assess the scope of these events.

          Response: In future filings, U. S. Steel will set forth in its MD&A quantifiable estimates of the effects of significant atypical events to the extent such events are reasonably quantifiable.

    3. We also note the fourth quarter financial data presented on page F-58, which represents significant decreases in Flat-rolled and USSE's segment income and net income compared to the prior quarters of 2007. We remind you to include specific, detailed forewarning disclosure in MD&A related to material trends and uncertainties at the earliest possible time. Generally, the disclosure included in the Outlook section of your September 30, 2007, Form 10-Q could have been more helpful for these purposes. Please refer to the guidance in
          Item 303(a)(3) of Regulation S-K, and Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification.

          Response: While we believe the disclosure U. S. Steel included in the Outlook section of its September 30, 2007, Form 10-Q met the requirements of Item 303(a)(3) of Regulation S-K based upon our knowledge and expectations, we acknowledge the Staff's reminder.

                    In future filings, U. S. Steel shall attempt to identify and quantify trends where such trends are reasonably quantifiable.

1. Nature of Business and Significant Accounting Policies, page F-10
--------------------------------------------------------------------

     4. We note your disclosure in Note 23 on page F-50 that U. S. Steel is PRO-TEC's exclusive sales agent and is responsible for credit risk related to receivables for which U. S. Steel provides certain customer service functions. In future filings, please revise your significant accounting policies to disclose how you recognize revenue related to this agency relationship, as well as any other agency relationships you have entered into, including your consideration of paragraphs
          7-17 of EITF99-19.

          Response: We considered the effect of EITF99-19 in preparing our reports and have complied therewith. (Commission income from our agency relationship with PRO-TEC is less than 0.2% of U. S. Steel's revenue.) As of December 31, 2007, PRO-TEC is the only agency relationship that we have, and it is not deemed material enough to warrant disclosure as a significant accounting policy. We will continue to review our disclosure of significant accounting policies in future filings to ensure that all material transactions are addressed as they arise.

5. Assets Held for Sale, page F-23
----------------------------------

     5. We note your disclosure herein regarding the sale of U. S. Steel Canada Inc.'s (USSC) 44.6% interest in the Wabush Mines joint venture (Wabush) to Consolidated Thompson Mines Limited for C$41 million. We also note the Form 8-K dated March 4, 2008, in which USSC announced that it had withdrawn from negotiations to sell this interest to ArcelorMittal Dofasco Inc., one of the partners of the joint venture who had exercised a right of first refusal over the proposed transaction in August 2007. Since as of December 31, 2007, USSC's investment in Wabush was classified as held for sale in accordance with SFAS 144, please confirm your accounting for this investment will comply with paragraphs 38-40 of SFAS 144 in your Form 10-Q for the period ended March 31, 2008. Please also address the need to establish litigation reserves in accordance with SFAS 5 for any actions brought against the Company due to this withdrawal.

          Response: We confirm that our 10-Q for the quarter ended March 31, 2008 will account for Wabush in accordance with GAAP requirements.

                    [INFORMATION REDACTED] Our rational for that conclusion is more fully explained in the following summary that we anticipate including in the 10-Q, that will be updated for any developments occurring before the 10-Q is filed:

                    Before U. S. Steel's October 31, 2007 acquisition of USSC, Cleveland Cliffs Inc. ("Cliffs") and USSC received and accepted a non-binding offer dated June 6, 2007 from Consolidated Thompson Iron Mines Limited ("Consolidated") to purchase USSC's 44.6% interest and Cliff's 26.8% interest in Wabush for a purchase price of $64.3 million plus two year warrants to purchase 3 million shares of Consolidated common stock. This offer stated: "The acceptance of this offer by Cliffs and Stelco [USSC] shall not create any legally enforceable rights, other than the provisions of section 5, 14 and 15 of the attached". (Those sections contained limited exclusivity, confidentiality and choice of law provisions.) On August 30, 2007, ArcelorMittal Dofasco, Inc. ("Dofasco") purported to exercise a right of first refusal under the Participants Agreement dated as of January 1, 1967 governing Wabush. On March 4, 2008, following several months of unsuccessful negotiations over many of the major terms of the proposed purchase and sale, USSC and Cliffs informed Dofasco that they were withdrawing from further negotiations. On March 20, 2008, Dofasco served USSC with a statement of claim filed in the Ontario Superior Court of Justice seeking a court order requiring Cliffs and USSC to sell their interests in Wabush to Dofasco and CAD427 million or, alternatively, damages of CAD1.8 billion. USSC intends to vigorously defend this action and does not believe it has any liability to Dofasco regarding this matter.

16. Pension and Other Benefits, Page F-39
-----------------------------------------

     6. We note your disclosure on page F-42 that the net periodic benefit cost for pensions is projected to be $60 million for 2008. It is not clear why the pension cost would be expected to be more than half the amount less than the cost for 2007 of $129 million, especially considering the employees added from the acquisitions of Stelco and Lone Star during 2007. Please tell us and disclose in future filings to the extent material the reason(s) therefor.

          Response: The decrease in pension expense is due principally to: (a) the absence of settlement, termination and curtailment costs (approximately $20 million) and (b) the improved funded status of the main U. S. Steel pension plan (approximately $45 million). The two acquisitions are not expected to have a material impact on 2008 pension expense. To the extent material, we will make additional disclosures in the MD&A in future filings.

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me, or, in my absence, Joseph Napoli, General Attorney-Corporate (412-433-2891) with any questions. With respect to any accounting issues, please contact Larry Schultz, Vice President and Controller (412-433-1139) or Colleen Darragh, Director- Financial Analysis & External Reporting (412-433-
5606) directly.

Sincerely,

/s/ Robert M. Stanton

Robert M. Stanton